SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

[X]            ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

[  ]            TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from __________ to __________

Commission file number 1-9014

            A.            Full title of the plan and the address of the plan, if different from that of the issuer named below:

CHYRON CORPORATION EMPLOYEES' 401(k) PLAN

            B.            Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CHYRON CORPORATION
5 Hub Drive
Melville, NY 11747
(631) 845-2000

REQUIRED INFORMATION

CHYRON CORPORATION EMPLOYEES' 401(k) PLAN

INDEX

		Page

Report of Independent Auditors......................................................................................		1

Financial Statements:

Statements of Net Assets Available for Benefits as of
December 31, 2002 and 2001...................................................................................		2

Statement of Changes in Net Assets Available for Benefits
for the Year Ended December 31, 2002....................................................................		3

Notes to the Financial Statements...................................................................................		4

Supplemental Schedule*:

Schedule I - Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
as of December 31, 2002..........................................................................................		9

Signatures......................................................................................................................		10

The following exhibits are filed as part of this report:

Exhibit No.
23	Consent of PricewaterhouseCoopers LLP
99	Section 906 Certification of Chief Executive Officer and
	Chief Financial Officer

*Other schedules required by 29 CFR 2520.103-10 of the Department of Labor
Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

REPORT OF INDEPENDENT AUDITORS

To the Participants and Administrator

of the Chyron Corporation Employees' 401(k) Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Chyron Corporation Employees' 401(k) Plan (the "Plan") at December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Index is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

Melville, New York

June 9, 2003

CHYRON CORPORATION EMPLOYEES' 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2002	2001

Assets:
Investments, at fair value	$2,783,349	$3,019,782
Participant loans	71,731	102,327
Total investments	2,855,080	3,122,109

Receivables:
Employer contributions	7,529	4,369
Participant contributions	40,111	23,283
Total receivables	47,640	27,652

Total assets	2,902,720	3,149,761

Liabilities:
Accrued expenses		12,479

Net assets available for benefits	$2,902,720	$3,137,282

The accompanying notes are an integral part of these financial statements

CHYRON CORPORATION EMPLOYEES' 401(k) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2002

Additions to net assets attributed to:
Contributions:
Employee contributions	$ 401,122
Employer contributions	72,000
Total additions	473,122

Deductions from net assets attributed to:
Distributions to participants	(386,518)
Administrative expenses	(6,300)
(392,818)
Investment loss:
Interest and dividends	89,734
Net realized and unrealized
depreciation in fair
value of investments	(404,600)
(314,866)

Total deductions	(707,684)

Net decrease	(234,562)

Net assets available for benefits:
Beginning of year	3,137,282

End of year	$2,902,720

The accompanying notes are an integral part of these financial statements

CHYRON CORPORATION EMPLOYEES' 401(k) PLAN
NOTES TO THE FINANCIAL STATEMENTS

1.         Plan Description and Benefits

            The Chyron Corporation Employees' 401(k) Plan (the "Plan") was adopted on January 1, 1994, and amended through December 31, 2002, for the benefit of the employees of Chyron Corporation (the "Company").  The following is a brief description of the Plan.  A more complete description of the provisions of the Plan is available in the Plan document and in individual statements of benefits provided to each Plan participant. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

            The Plan is a defined contribution plan which provides benefits to participants based upon amounts contributed to the participants' accounts by the employees and employer and investment income or loss. Contributions made to the Plan are credited to participants' individual accounts in the name of each participant. The ultimate benefit received depends on the aggregate amount contributed by the participants and the employer, and the income, and gains and losses associated with those contributions which are allocated to the participants' individual accounts.

            Participants are entitled to make contributions up to a maximum of 20% of their current compensation subject to limitations of Section 401(k) of the Internal Revenue Code ($11,000 in 2002). The total employee compensation that can be considered for contribution purposes was limited to $200,000 in 2002. After 2001, individuals who are at least 50 years of age by the end of the tax year are permitted to make "catch-up" contributions, limited to $1,000 in 2002. For purposes of determining contributions, compensation is defined as total wages and salary of an employee, including any overtime pay, bonuses and commissions, but excluding deferred compensation. The Company can elect to make a contribution to the Plan on behalf of those participants who have made salary deferral contributions. The matching contribution is 20% of the first 10% of compensation and is made only in shares of the Company's common stock.

            Employees are eligible for participation in the Plan on the first day of the month following the performance of one hour of service. Employees are 100% vested in their salary deferral contributions upon entry into the Plan.  Effective March 1, 2000, employees are vested in employer matching contributions in accordance with the following schedule:

Years of Service	Vested Percentage

1	34%
2	67%
3	100%

CHYRON CORPORATION EMPLOYEES' 401(k) PLAN
NOTES TO THE FINANCIAL STATEMENTS

            The full value of the vested interest of participants in Plan assets is distributable to them or their beneficiaries upon retirement, disability or death.  The normal retirement date is the first day of the month following the attainment of age 65.  Participants or beneficiaries may elect to have such interest distributed in either one lump sum or in monthly installments. An employee can also withdraw all or a portion of his/her investment under certain special distribution events as defined in the Plan. The special distribution events include in-service distributions, where a participant in the Plan may withdraw all or a portion of his/her account balance upon reaching age 59 and one half, and hardship withdrawals.  These special distributions may be subject to ordinary income taxes or early distribution penalties. Active participants may also apply to the Plan administrator for a loan from the Plan.  Participants may borrow an amount that would not exceed the lesser of 50% of each participant's vested account balance or $50,000 reduced by the highest outstanding balance during the prior 12 months. Loan terms range from one to five years or up to fifteen years for the purchase of a primary residence.  All loans must be repaid with interest (currently at rates ranging from 6.5%-10.0%) and are subject to certain requirements as outlined in the Plan.

            If a participant leaves the Company for any reason other than retirement, disability or death, the participant may elect to receive distribution of his/her vested benefit. If the participant's balance is less than $5,000, the distribution will be made immediately following the employee's termination. If a participant terminates service prior to being fully vested in the employer matching contribution, amounts are forfeited and will be used to reduce future employer contributions to the Plan.

2.            Summary of Significant Accounting Policies

Basis of accounting

            The Plan's financial statements are prepared under the accrual method of accounting.

Investments

            All Plan investments are held by the Plan's custodian, Merrill Lynch, Pierce, Fenner & Smith, Inc. ("Merrill Lynch" or the "Custodian").  The Plan's investments in mutual funds are stated at market value based on the last quoted net asset value per share in an active market. The Plan's investment in Company stock is stated at market value as determined by the latest quoted market price. Participant loans are valued at cost, which approximates fair value.

            Investment earnings are automatically reinvested into the fund from which they are derived. Participants can elect to change their current or future investments on a daily basis. Dividend income is recorded on the ex-dividend date. Interest income is accrued when earned.  The Plan presents in the statement of changes in net assets available for Plan benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

CHYRON CORPORATION EMPLOYEES' 401(k) PLAN
NOTES TO THE FINANCIAL STATEMENTS

            The following investments represent more than 5% of the Plan's net assets:

	December 31,
	2002	2001

Merrill Lynch Retirement Preservation Trust	$960,229	$746,053
Merrill Lynch Global Allocation Fund	406,517	506,005
Merrill Lynch US Government Mortgage Fund	397,805	247,925
Merrill Lynch Balanced Capital Fund	308,905	442,796
Alliance Premier Growth Fund	295,846	598,040

            During 2002, the Plan's investments, including both realized and unrealized gains and losses, depreciated in value as follows:

Mutual Funds	$(376,835)
Common Stock	(27,765)
$(404,600)

Cash equivalents

            Cash equivalents consist of investments in highly liquid Merrill Lynch money funds, which are temporary in nature.

Benefit payments to employees

            Benefit payments to employees are recorded on a cash basis.

Administrative expenses

           Expenses related to the administration of the Plan are paid by the Plan or the Company, at the Company's option.

Use of estimates

            The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities included in the Statement of Net Assets Available for Benefits and the reported amount of net additions and deductions in the Statement of Changes in Net Assets Available for Benefits.  Actual results could differ from those estimates.

CHYRON CORPORATION EMPLOYEES' 401(k) PLAN
NOTES TO THE FINANCIAL STATEMENTS

Risks and Uncertainties

            The Plan provides for various investment options which may result in any combination of stocks and bonds, fixed income securities, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

3.         Non Participant-Directed Investments

            Participants, at their discretion, may invest their contributions in any or all of the eighteen investment options offered under the Plan, as well as Chyron Corporation Common Stock. The Company's matching contribution is made exclusively in shares of the Company's stock.

            As of December 31, 2002 and 2001, the net assets invested in Company stock were $105,533 and $65,766, respectively.  The components of the changes in net assets invested in Company stock for the year ended December 31, 2002 are as follows:

Changes in net assets:
Contributions	$73,594
Net realized and unrealized depreciation	(27,765)
Interfund transfers	3,351
Distributions to participants	(9,776)
Other, net	363
$39,767

4.         Tax Status

            The Plan obtained its latest determination letter on September 29, 1995 in which the Internal Revenue Service stated that the Plan, as then designed, qualified under Section 401(a) of the Internal Revenue Code (the "Code"). The Plan has been amended since receiving the determination letter. The Plan and related trust must be operated in conformity with the Code to maintain its tax exempt status under Section 501(a) of the code.  The Company is not aware of any course of action, series of events or amendments that might adversely affect the qualified status of the Plan.

5.            Termination Priorities

            While the Company has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contribution at any time and to terminate the Plan subject to the provisions of ERISA.  In the event that the Plan is terminated, all participants will become 100% vested in their total account balances under the Plan.

CHYRON CORPORATION EMPLOYEES' 401(k) PLAN
NOTES TO THE FINANCIAL STATEMENTS

6.            Concentration of Credit Risk

            The Plan's exposure to a concentration of credit risk is limited by the diversification of investments across eighteen participant-directed fund elections and the Company's common stock. Additionally, the investments within each participant-directed fund are further diversified into varied financial markets.  The Company also carries insurance for its employee benefit plans to minimize this risk.

7.            Related Party Transactions

            Certain Plan investments are shares of mutual funds managed by Merrill Lynch.  Merrill Lynch is the custodian as defined by the Plan and, therefore, transactions qualify as party-in-interest transactions. In addition, one of the investment options of the Plan consists of common stock of the Plan's sponsor, Chyron Corporation.

CHYRON CORPORATION EMPLOYEES' 401(k) PLAN
 Schedule H, Line 4i
Schedule of Assets (Held at End of Year)
As of December 31, 2002

(a)	(b)	(c)	(d)	(e)

	Identity of Issue	Description	Cost**	Current Value

*	Merrill Lynch Retirement Preservation Trust	Mutual Fund		$ 960,229
*	Merrill Lynch Global Allocation Fund	Mutual Fund		406,517
*	Merrill Lynch US Government Mortgage Fund	Mutual Fund		397,805
*	Merrill Lynch Balanced Capital Fund	Mutual Fund		308,905
	Alliance Premier Growth Fund	Mutual Fund		295,846
*	Chyron Corporation Common Stock	Common Stock	$255,045	105,533
	Massachusetts Investors Trust	Mutual Fund		60,565
	Aim Global Health Care Fund	Mutual Fund		55,490
	Oppenheimer Global Growth & Income Fund	Mutual Fund		30,250
*	Merrill Lynch Global Value Fund	Mutual Fund		29,275
*	Merrill Lynch S&P 500 Index Fund	Mutual Fund		23,793
*	Merrill Lynch Eurofund	Mutual Fund		20,520
*	Merrill Lynch Fundamental Growth Fund	Mutual Fund		18,983
	Davis Series Financial Fund	Mutual Fund		17,703
	Alliance Technology Fund	Mutual Fund		14,336
*	Merrill Lynch Pacific Fund	Mutual Fund		13,911
*	Merrill Lynch Basic Value Fund	Mutual Fund		12,285
	Alger Small Institutional Portfolio	Mutual Fund		7,320
	Pioneer Growth Shares Fund	Mutual Fund		2,556
*	Merrill Lynch CMA Money Fund	Mutual Fund		1,527
				$2,783,349

*	Participant loans	Loans issued for		$71,731
		terms of 1-5
		years, with
		6.5% to 10.0%
		interest

	* Denotes party-in-interest

	** Cost information is not required for
	participant directed investments

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

Chyron Corporation Employees' 401(k) Plan

/s/ Jerry Kieliszak
Jerry Kieliszak
Chief Financial Officer and Sr. Vice President

June 27, 2003

/s/ James Paul
James Paul
Executive Vice President and
President of Graphics Division

June 27, 2003